Please reply to JEFFREY LI

jli@gsblaw.com

TEL EXT 1735

September 13, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste M. Murphy

Paul Fischer

Robert S. Littlepage

Christie Wong

Re:	Oriental Culture Holding LTD

Draft Registration Statement on Form F-1/A

Amended on June 24, 2019
CIK No. 0001776067

Ladies and Gentlemen:

On behalf of our client, Oriental Culture Holding LTD, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated July 2, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on May 13, 2019, as amended on June 24, 2019. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Amended Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Draft Registration Statement on Form F-1/A

Corporate History and Structure, page 3

1. We note your response to prior Comment Two. Please revise to restore the chart from your initial filing that you omitted from the amendment, so that the company's corporate structure both as of the date of the prospectus, as well as upon completion of the offering, are included in your prospectus. When you revise, please also reflect that the dotted line between Outside PRC and Inside PRC should be adjusted to reflect that Nanjing Rongke Business Consulting Service Co. Ltd., the WFOE, is inside the PRC.

Response: We have revised the Draft Registration Statement on page 3 to restore the chart from our initial filing that was omitted from the amendment to include the company's corporate structure both as of the date of the prospectus, as well as upon completion of the offering. On page 4, we have also adjusted the dotted line between Outside PRC and Inside PRC to reflect that Nanjing Rongke Business Consulting Service Co. Ltd., the WFOE, is inside the PRC.

Consolidated Financial Statements

Note 1 - Nature of business and organization, page F-7

2. We note on May 8, 2019, Oriental Culture completed its reorganization of entities under common control of various shareholders. Please explain to us the basis for your conclusion that the entities in the reorganization were under common control. As part of your response, please identify for us the significant shareholders of China International Assets and Equity of Artworks Exchange Limited and Jiangsu Yanggu Culture Development Co., Ltd immediately prior to the reorganization and indicate for us the percentage ownership that was held by each shareholder in each entity.

Response: The significant shareholders of China International Assets and Equity of Artworks Exchange Limited and Jiangsu Yanggu Culture Development Co., Ltd immediately prior to the reorganization and the percentage ownership that was held by each shareholder in each entity are listed below.

Major shareholders (over 5%) of Jiangsu Yanggu Culture Development Co., Ltd (Jiangsu Yanggu):

Kong Aimin 20%

Gao Hua Jun 20%

Lu Yin 5%

Shao Yi 5%

Liang Zhao Hua 5%

Xiao Yuan Yuan 5%

Zhang Jianbing 5%

Shao Yi is the legal representative and executive director of Jiangsu Yangu:

Theses shareholders controls Jiangsu Yangu in both voting powers and in directing the business affairs of Jiangsu Yanggu.

Major shareholders of International Assets and Equity of Artworks Exchange Limited (International Exchange)

From September 2017 to December 2018: SHANG LING* 100%

From December 2018 to March 2019: BTX Assets Limited* (BTX) 100%

From March 11 to May 8, 2019 HKFAEx Group Limited (HKFAEx)** 81%

May 9, 2019 to present: Oriental Culture Holding Ltd.  (“Oriental Culture”) 100%

* Both Shang Ling and BTX held shares of International Exchange under declaration of trust for 18 shareholders who are the same18 shareholders of Jiangsu Yanggu.

Among these 18 shareholders, the major shareholders (over 5%) are:

Kong Aimin 20%

Gao Hua Jun 20%

Lu Ying5%

Shao Yi 5%

Liang Zhao Hua 5%

Xiao Yuan Yuan 5%

Zhang Jianbing 5%

** In January 2019, the 18 shareholders through BTX voted unanimously to reorganize its business in Hong Kong in preparation of the IPO. Through a letter of intent (“LOI”) dated January 28, 2019, BTX decided to sell International Exchange to HKFAEx, International Exchange issued 81 new shares to HKFAEx in March 2019, representing 81 % of its total outstanding shares. The shares, however were held by BTX and not delivered to HKFAEx as the LOI and the sale were subsequently cancelled. BTX maintained actual and effective control of International Exchange through May 7, 2019. The shareholders of International Exchange and Oriental Culture effected a share exchange agreement on May 7, 2019 and Oriental Culture Holdings held 100% shares of International Exchange after the transaction.

As such, because the same 18 shareholders had control of International Exchange and Jiangsu Yanggu since the beginning of 2018, both entities were under common controls of these 18 shareholders and the result of operations of both International Exchange and Jiangsu Yanggu were included in Oriental Cultural since 2018.

If you have any questions or further comments regarding our responses to the Staff’s comments or the Amended Draft Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at jli@gsblaw.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Yi Shao, Chief Executive Officer of Oriental Culture Holding LTD

Lijia Ni, Chief Financial Officer of Oriental Culture Holding LTD

Liren Wei, Managing Partner of Wei, Wei & Co., LLP

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